Exhibit 4.6

FUEL TECH,INC.
INCENTIVE PLAN
DIRECTOR’S STOCK OPTION AWARD AGREEMENT

STOCK OPTION AWARD AGREEMENT dated as of Xxxx xx, 200x between Fuel Tech, Inc., a Delaware corporation (“the Company”), of 512 Kingsland Drive, Batavia, Illinois 60510, and

Participant

a non-employee director of the Company (“the Participant”).

WHEREAS, the Company desires to afford to the Participant an opportunity to purchase shares of the Company’s Common Stock pursuant to the grant of a Director’s Stock Option Award under Section 6.1 (i) of the Company’s Incentive Plan (the “Plan”) and the Participant desires to obtain such opportunity;

NOW THEREFORE, the parties agree, as follows:

1. Option Grant. The Company grants to the Participant the right and stock option (“this Option”), to purchase ten thousand (10,000) shares of Common Stock of the Company, par value $.01 per share (“the Stock”) at the exercise price per share of U.S.$3.595, subject, in all respects, to the terms and conditions of the Plan and to the following terms and conditions.

2. Term. The term of this Option shall be a period ending on the tenth anniversary (“Expiration Date”) of the date first set out above (“Grant Date”).

3. Vesting. This Option shall be immediately exercisable, in whole or in part, with respect to all of the shares subject hereto.

4. Method of Exercise. This Option may be exercised only by one or more notices from time to time in writing of the Participant’s intent to exercise this Award, or a portion thereof, delivered to the Secretary of the Company accompanied by the Participant’s check in the amount of the exercise price.

5. Taxes. At the time of exercise of this Option, the Participant shall deliver to the Company, if required by the Company, a check payable to the Company equal, in the sole opinion of the Company, to the applicable National, State or Provincial and local income or other taxes, if any, legally required to be withheld, stopped or paid by reason of such exercise.

6. Securities Laws; Transferability; Governing Law; Arbitration. The Stock may only be purchased if there is with respect to the Stock a registration statement or qualification in effect under applicable U.S. or State securities laws or an exemption therefrom. This Option may not be transferred, assigned or pledged except in accordance with the Plan. This Option is governed by New York Law and any disputes relating to this Option shall be determined by arbitration as provided in the Plan.

IN WITNESS WHEREOF, the Company and the Participant have each executed this Agreement, all as of the day and year first above written.

FUEL TECH, INC.